Filed Pursuant to Rule 433

Registration No. 333-133852

BANK OF AMERICA CORPORATION

CAD 500,000,000

5.15% Subordinated Notes, due May 2017

FINAL TERM SHEET

Dated May 23, 2007

Issuer:	Bank of America Corporation

Ratings:	A (DBRS)/Aa2 (Moody’s)/AA- (S&P)/AA- (Fitch)

Title of the Series:	5.15% Subordinated Notes, due May 2017

Aggregate Principal Amount Initially Being Issued:	CAD 500,000,000

Offering Price:	99.652%

Trade Date:	May 23, 2007

Settlement Date:	May 30, 2007 (CDS)

Maturity Date:	May 30, 2017

Interest:	Fixed at 5.15% per annum, payable semi-annually in equal installments

Interest Payment Dates:	May 30 and November 30, beginning November 30, 2007.

Record Dates:	May 15 and November 15 immediately prior to the relevant Interest Payment Date.

Day Count Fraction:	Actual/365 (Fixed) when calculating interest accruals during any Interest Period, and 30/360 when calculating amounts due on any Interest Payment Date (also known as Actual/Actual (Canadian Compound Method)).

Additional Amounts:	The Issuer will pay to the beneficial owner of any Note that is a “non-U.S. person” additional amounts to ensure that every net payment on that Note will not be less, due to the payment of U.S. withholding tax than the amount then otherwise due and payable, as further described in the Issuer’s prospectus relating to the Notes.

Tax Redemption:	The Issuer may redeem the Notes, in whole, but not in part, at any time before maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the Trustee and to the holders of the Notes, if it has or will become obligated to pay Additional Amounts, as described above, as a result of any change in, or amendment to, the laws or regulations of the Unites States or any political subdivision or any authority of the United States having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date of the global prospectus supplement for the Notes, all as further described in the Issuer’s prospectus relating to the Notes.

Optional Redemption:	None.

Minimum Denominations:	CAD 100,000 and integral multiples of CAD 1,000 thereafter.

Ranking and Subordination:	The Notes are subordinated debt securities, and will be subordinated in the right of payment to all of the Issuer’s senior indebtedness, as described in the Issuer’s prospectus relating to the Notes. As of March 31, 2007, the Issuer had approximately $106.0 billion of senior indebtedness.

Conversion:	The Notes will not be convertible into any other notes or securities of the Issuer.

Listing:	None

Paying Agent:	BNY Trust Company of Canada

Joint Book-Runners:	Banc of America Securities LLC RBC Dominion Securities Inc. TD Securities Inc.

Co-Managers:	CIBC World Markets Inc. National Bank Financial Inc.

ISIN/CUSIP:	CA 060505DE15 / 060505DE1

Common Code:	030345100

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of America Corporation or the lead underwriter will arrange to send you the prospectus if you request it by contacting Bank of America Corporation, Corporate Treasury – Securities Administration, at 1-866-804-5241, or Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request a copy by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.